
Hernan Bas (b. 1978)
Hernan Bas' auction results over the last 3 years have displayed strong liquidity and performance within the marketplace, achieving a 88.6% sell-through rate, as well as, 78% of works selling above their estimate.
INVESTMENT THESIS
Initial Offering Price
$999,000
Offering Circular
sec.gov
Similar Sales
Record Price
Repeat Sales
$1.0m
$0.5m
$0.0m
11
13
15
17
19
21
23
Price Appreciation of Similar Works
19.0%
Sharpe Ratio (2009-2022)
watch video
Hernan Bas
Not enough data
All Art
0.31
S&P 500
0.92
42% Progress
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## Hernan Bas

(b. 1978)

**Why we like this offering**

1. The Artwork represents a blend of Hernan Bas's two major painting styles: his expressionist landscapes and young androgynous figures. Inspired by cinema and history paintings, Bas creates transportative narrative paintings that explore potential–often undesirable–realities.
2. Auction records for artworks similar in scale, subject, and quality are led by *The Overly Prepped Boy (or The Approaching Glacier)* (2010), which sold for $1,249,705 at Christie's in May 2022, followed by *The hillsides must not know it* (2011), which sold for $1,051,612 at Phillips in March 2023, and *Night Flight or Midnight Migration, or My Merry Way* (2008), which sold for $746,000 at Sotheby's in November 2021.
3. An ArtTactic report listed the artist as "On-the-Rise" in the February 2022 publication shortly before an impressive auction season in which annual auction turnover for the artist approached $6 million in 2022, excluding Buyer's Premium, more than doubling the artist's previous annual auction turnover record achieved in 2021.
4. Hernan Bas uses abstract expressionist techniques to paint wild, overgrown environments with an underlying sense of unease. In an interview, Bas explains: "there's always something off about them, and I strive towards that off-ness whenever I'm painting. It can come from how I render the figures or skewing the scale; something just always has to be a little wrong. I don't want to make right painting."
5. The Artwork is a large-scale canvas painting that depicts a forested lagoon with two proportionally small figures. On the left-hand side, a massive spindly tree serves as the composition's focal point as its branches and vines stretch across the canvas and are reflected in the water. A contemplative man stands knee-deep in the lagoon while another man sits at the base of the tree and looks over at him. The warm, muted palette of the painting, featuring brown, ocre, teal, dusty rose, and olive green, adds to the painting's uncanny, even sullen tone.

*Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.*

### Artist Metrics

| 2022 Total Auction Sales | 2022 Auction Lots Sold | All Time Record Price |
|---|---|---|
| $8,214,932 | 20 | $2,240,628 |

Turnover by Year



8.2M
6.2M
4.1M
2.1M
11 12 13 14 15 16 17 18 19 20 21 22

Lots Auctioned



Sold
Unsold
22
16.5
11
5.5
11 12 13 14 15 16 17 18 19 20 21 22

| | |
|---|---|
| Initial Offering Price | **$999,000** |
| Offering Circular | sec.gov/edgar |

**Painting**





**About Hernan Bas**

Hernan Bas (b. 1978, Miami, FL) is an American figurative, expressionist artist whose practice spans paintings, videos, installations, and works on paper which primarily depict androgynous adolescent men. Captured at various thresholds – between youth and adulthood, innocence and experience – and situated within a shifting terrain of interior and exterior spaces, the figures in Hernan Bas' paintings are charged with potential.

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# HERNAN BAS

b. 1978, UNITED STATES



$999,000

INITIAL OFFERING

19.0%

ANNUAL APPRECIATION OF SIMILAR WORKS[1,2]

21.9%

RECORD PRICE APPRECIATION[3]

11.3%

MEDIAN REPEAT SALE PAIR APPRECIATION[4]

Acrylic, block print, and silkscreen on linen | 108 × 90 in. (274 × 229 cm.)

Hernan Bas is an American figurative, expressionist artist whose practice spans paintings, videos, installations, and works on paper which primarily depict solitary figures.

The Artwork represents a blend of Hernan Bas's two major painting styles: his expressionist landscapes and young, queer male figures. Inspired by cinema and history paintings, Bas creates transportative narrative paintings that explore potential–often undesirable–realities. Hernan Bas uses abstract expressionist techniques to paint wild, overgrown environments with an underlying sense of unease. In an interview, Bas explains: "there's always something off about them [my paintings], and I strive towards that off-ness whenever I'm painting. It can come from how I render the figures or skewing the scale; something just always has to be a little wrong. I don't want to make right painting." The Artwork is a large-scale canvas painting that depicts a forested lagoon with two proportionally small figures. On the left-hand side, a massive spindly tree serves as the composition's focal point as its branches and vines stretch across the canvas and are reflected in the water. A contemplative man stands knee-deep in the lagoon while another man sits at the base of the tree and looks over at him. The warm, muted palette of the painting, featuring brown, ocre, teal, dusty rose, and olive green, adds to the painting's uncanny, even sullen tone. Auction records for artworks similar in scale, subject, and quality are led by The Overly Prepped Boy (or The Approaching Glacier) (2010), which sold for $1,249,705 (HKD 9,810,000) at Christie's Hong Kong on May 26, 2022, followed by The hillsides must not know it (2011), which sold for $1,051,612 (HKD 8,255,000) at Phillips Hong Kong on March 30, 2023, and Night Flight or Midnight Migration, or My Merry Way (2008), which sold for $746,000 at Sotheby's New York on November 18, 2021.

Hernan Bas is represented by Victoria Miro, Lehmann Maupin, and Perrotin Gallery. His work is held in numerous important collections, including the Museum of Fine Arts in Boston, the Museum of Modern Art in New York, the San Francisco Museum of Modern Art in San Francisco, the Saatchi Collection in London, the Hirshhorn Museum and Sculpture Garden in Washington D.C., and the Whitney Museum of American Art in New York, among others. He has also been the subject of solo exhibitions at the Yuz Museum in Shanghai, the Space K in Seoul, the Rubell Museum in Miami, the Centro De Arte Contemporáneo Málaga, the Colby College Art Museum in Waterville, the SCAD Museum of Art in Savannah, the Bass Museum of Art in Miami, and the Kunstverein Hannover. Hernan Bas: Choose Your Own Adventure at the Yuz Museum became a highlight of Art West Bund 2021 and made the top of Artnet's list, "5 Institutions to Visit During Shanghai Art Week, Where Museum Shows of Western Contemporary Art Reflect Regional Demand." The retrospective exhibition introduced the Chinese market to Bas' oeuvre, which influenced the subsequent spike in auction prices in Hong Kong. Auction prices for Bas' works have experienced tremendous growth, especially since 2019. An ArtTactic report listed the artist as "On-the-Rise" in the February 2022 publication shortly before an impressive auction season in which annual auction turnover for the artist eclipsed $7 million in 2022, more than doubling the artist's previous annual auction turnover record achieved in 2021. Bas' current auction records are led by The Dawn Of Modernity (2016), which sold for $2,686,530 (HKD 21,000,000) at Holly International Co.Ltd Hong Kong on November 27, 2022, The Bats and the Barn Bridge (2008), which sold for $1,441,058 (HKD 11,250,000) at Christie's Hong Kong on November 30, 2022, and The Overly Prepped Boy (or The Approaching Glacier) (2010), which sold for $1,249,705 (HKD 9,810,000) at Christie's Hong Kong on May 26, 2022.

**AS OF JUNE 30, 2023, HIS TOP AUCTION PRICES ARE LED BY "THE DAWN OF MODERNITY" (2016), WHICH SOLD FOR $2,686,530 AT HOLLY INTERNATIONAL, HONG KONG, ON NOVEMBER 27, 2022, "THE BATS AND THE BARN BRIDGE" (2008), WHICH SOLD FOR $1,441,058 AT CHRISTIE'S, HONG KONG ON NOVEMBER 30, 2022, AND "THE OVERLY PREPPED BOY (OR THE APPROACHING GLACIER)" (2010), WHICH SOLD FOR $1,249,705 AT CHRISTIE'S, HONG KONG, ON MAY 26, 2022.**

AUCTION RESULTS FOR SIMILAR WORKS[1,2]


$1.4M
$1.1M
$0.7M
$0.4M
2012
2012
2013
2014
2015
2016
2017
2018
2018
2019
2020
2021
2022
2023



Hernan Bas (b. 1978, Miami, Florida) is a contemporary artist known for his evocative figuative and landscape paintings that explore the liminal space between adolescence and adulthood for queer male figures. Bas began his art education in high school, attending the prestigious New World School of Arts in Miami. He graduated in 1996 and studied at Cooper Union in New York for a semester before pursuing his career as a full-time artist. Bas quickly gained momentum in the art world and held his first solo exhibition, Hernan's Merit & the Nouveau Sissies, at Fredric Snitzer Gallery in 2001. In 2004, Bas became one of the youngest artists to participate in the renowned Whitney Biennial. He works in both expressionistic landscape and naturalistic figurative painting styles inspired by late nineteenth-century art and literature and contemporary men's fashion magazines, approaching the subject matter from a homoerotic perspective. His interest in the relationship between a male figure and his environment led to his 2014 series, Memphis Living, named after the Italian post-modern design group. Bas drew inspiration from the eccentric use of primary colors and geometric shapes of the interior design trend ingrained in the artist's pre-teenage subconscious. More recently, Bas' 2022 portrait series, The Conceptualists, considers how strange, mundane activities are championed when performed in the name of conceptual art. His portraits are intentionally awkward to capture the defensive expressions of artists being watched while in the middle of their private practices. Bas continues to live and work between Detroit and Miami.







1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The chart below captures the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Hernan Bas with the following criteria: Landscape paintings with at least one small figure that measure over 60 inches by 60 inches in size. The set excludes works on paper and diptychs. A Splinter (2010) and A Boy In Peril (2013) are excluded due to different quality of the works. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 19.0% CAGR implied from selected sales occurring from May 11, 2012 to March 30, 2023.

3. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Hernan Bas have a record price compound annual growth rate ("CAGR") of 21.9% from May 11, 2006 to June 30, 2023. This calculation is based on (i) a record price of $75,000 on May 11, 2006, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $2,240,628, the most recent record price as of June 30, 2023, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

4. Median repeat sale pair appreciation reflects the median annualized price appreciation rate of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"). Repeat sale pair appreciation rates can be a useful measure of the progression of prices in a particular artist's market over time. The median repeat sale pair appreciation for Hernan Bas is 11.3%, which is based on 5 repeat sales during the time period beginning on the first purchase price date for the artist's earliest repeat sales pair, which in the case of Hernan Bas was February 12, 2010 and ending on the last date a repeat sale occurred for such artist, which in the case of Hernan Bas was December 1, 2022. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past repeat sale appreciation rates may not be indicative of future repeat sale appreciation rates.